[Braskem logo]Braskem



                                  BRASKEM S.A.
               C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939
             RESOLUTION NO. 494 OF THE BOARD OF DIRECTORS' MEETING
                            HELD ON OCTOBER 6, 2004

Headquarters: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP 42810-000 - Tel: (71) 632-5102Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, no. 309, 13 andar - CEP 20071-003 - Tel: (21) 516-1515 - Fax (21)
233-0476Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel: (71) 342-3088Sao Paulo/SP - Av. das Nacoes Unidas, 4777 - CEP. 05.477-000 - Tel: (11) 3443-9000On October 6, 2004, at 2 p.m., at
the Company's headquarters, located at Avenida das Nacoes Unidas, 4,777, CEP:
05477-000, in the city of Sao Paulo, state of Sao Paulo, the Board of Directors of BRASKEM S.A. held its 494th meeting. The undersigned Board Members were present. Board Member Carlos Alberto de Meira Fontes was absent, but was represented by his alternate, Edmundo Jose Correia Aires. Board Members Alvaro Fernandes da Cunha Filho and Luiz Fernando Cirne Lima, as well as their respective alternates, were also absent, but were represented by Board Members Alvaro Pereira Novis and Newton Sergio de Souza, respectively, in accordance with letters of representation sent in advance, pursuant to procedures established in the Company's By-laws. The Chief Executive Officer Jose Carlos Grubisich Filho, executive officers Mauricio Roberto de Carvalho Ferro and Paul Altit, Jose Mauro Mettrau Carneiro da Cunha, Ana Patricia Soares Nogueira and Board Secretary, Nelson Raso, were all present. The Chairman of the Board, Pedro Augusto Ribeiro Novis, chaired the meeting, and Ana Patricia Soares Nogueira acted as secretary. ITEMS ON THE AGENDA: I) Matters for Deliberation: 1) Resignation of Members of the Board - Board Members Carlos Alberto de Meira Fontes and Margareth Feijo Brunnet submitted their resignations. The two will remain on the Board until their replacements can take office. The other Members of the Board expressed their gratitude to the two resigning members for their dedication and contribution to the Company. The Board then approved the calling of an Extraordinary General Shareholders' Meeting to elect replacements for the resigning members. The Chairman of the Board of Directors will establish the date and time of such meeting in a timely manner. The notice for the meeting will be sent out within thirty (30) days as of the present date; 2) Restatement of By-laws - the Board approved the inclusion of a proposal to restate the Company's By-laws in the agenda of the Extraordinary General Shareholders' Meeting to be called, as decided in the item above; II) Matters of General
Information: The Chief Executive Officer, and other officers and managers responsible for the matters listed in this item II of the agenda, made presentations on the following: 1) the Company's results up to August 2004; 2) the conclusion of the Public Offering of Company Shares; 3) Financial Planning;
4) the Corporate Risk Management Plan; and 5) the progress of the "Braskem +" Program; III) Matters of Company Interest: Nothing to report; II) CLOSING - having no further items on the agenda, this resolution was drafted, read, discussed and signed by all of those members of the Board of Directors present, by the Chief Executive Officer and the Secretary of the Meeting. Sao Paulo, SP, October 6, 2004. [Signing: Pedro Augusto Ribeiro Novis - Chairman; Ana Patricia Soares Nogueira - Secretary; Alvaro Fernandes da Cunha Filho; Alvaro Pereira Novis - Vice-Chairman (rep'd by Alvaro Pereira Novis); Andre Tapajos Cunha; Edmundo Jose Correia Aires; Fernando de Castro Sa; Francisco Teixeira de Sa; Jose de Freitas Mascarenhas; Luiz Fernando Cirne Lima (rep'd by Newton Sergio de Souza); Margareth Feijo Brunnet; Newton Sergio de Souza].


                Confer with original version in official records.

                          Ana Patricia Soares Nogueira

                                    Secretary



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Headquarters: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari -
CEP42810-000 - Tel: (71) 632-5102 Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, no. 309, 13o andar - CEP 20071-003 - Tel: (21) 516-1515 -
Fax (21) 233-0476 Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel: (71) 342-3088 Sao Paulo/SP - Av. das
Nacoes Unidas, 4777 - CEP.05.477-000 - Tel: (11) 3443-9000On